                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number 001-11775


(Check one)
[ ] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

           For period ended         June 30, 2002
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

           For the transition period ended
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________
______________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant     TIMCO Aviation Services, Inc.
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      Former name if applicable      Aviation Sales Company
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      Address of principal executive office (Street and Number)  623 Radar Road
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      City, State and Zip Code      Greensboro, North Carolina 27410
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                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously reported on Form 8-K, effective June 6, 2002, the Registrant has elected to change its independent auditors from Arthur Andersen LLP to KPMG LLP. Since this is the first quarter in which KPMG is reviewing the Registrant's financial statements, it is taking longer to complete the filing of the Form 10-Q than anticipated. As a result, completion of KPMG's review procedures in accordance with Statement of Auditing Standards (SAS) No. 71, "Interim Financial Review" has been delayed. The Company expects to file its second quarter 2002 Form 10-Q on or before August 19, 2002.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
                Philip B. Schwartz, Esq.                (305) 982-5604
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                       (Name)                     (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to report positive net income for the second quarter of 2002 compared to an after tax loss of $54.1 million for the second quarter of 2001. Net income for the three months ended June 30, 2002 includes an approximate $1.9 million gain to reduce the value of the securities to be issued in the Company's class action settlement from the value of such securities at March 31, 2002 to their value at June 30, 2002.

                          TIMCO Aviation Services, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 14, 2002                       By:  /s/ C. Robert Campbell
     ----------------------                      ------------------------
                                                 C. Robert Campbell
                                                 Executive Vice President and
                                                 Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.